Exhibit 3
FRIDAY  JANUARY  11,  11:21  AM  EASTERN  TIME

PRESS  RELEASE

SOURCE:  Intervisual  Books,  Inc.

INTERVISUAL  BOOKS  SIGNS  A  STOCK  PURCHASE  AGREEMENT  AND  NAMES  A  NEW CEO

SANTA  MONICA,  Calif.--(BUSINESS  WIRE)--Jan. 11, 2002--Intervisual Books, Inc.
(IBI)  (OTC:IVBK  -  news),  announced  today  it  has  signed  a Stock Purchase
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Agreement  with  Intervisual  Partners,  LLC  (Investors).

Under this agreement, the Company sold 396,825 shares of its voting convertible Series A preferred stock for $500,000 and the Investors put into escrow an additional $1.6 million for release to the Company at a second funding. At the second funding, the Company expects to sell 1,269,841 additional shares of its voting convertible Series A preferred stock. Each share of Series A preferred stock currently converts into two common shares with a current conversion price of $0.63 per share.

The second funding is expected to occur as soon as possible following ten days after the Company mails notice to its shareholders of record in accordance with SEC rules that the Investors are to be able to appoint a majority of the Company's directors as part of the transaction. The parties expect that the second funding will occur before January 31, 2002. Also, effective at the second funding is a stockholders agreement which grants the purchaser registration and other rights, including the right to nominate a majority of the Company's directors. The Company also agreed to amend its articles of incorporation to increase its authorized number of shares and make certain other changes to its capital structure. After the second funding and until January 8, 2004, the Investors have two options to purchase additional shares of voting convertible preferred stock.

In connection with the transaction, the Company has entered into new employment agreements with Mr. Waldo Hunt, the founder and former Chairman, who will become Chairman Emeritus and with Larry Nusbaum, the Company's new CEO. The Company in conjunction with the new investors selected Mr. Nusbaum as the Company's new CEO.

Larry Nusbaum, CEO, said, "I will provide the Company with renewed vision, direction and sound business fundamentals and we intend to return the Company to profitability in 2002 and fulfill the legacy that the founder Wally Hunt created. We intend to utilize the Company's creative talents to introduce new children's educational publishing and novelty formats into new channels and expand our global distribution in our core markets: self-publishing, packaging and the exciting premium business."

Intervisual Partners is an unrelated entity established for the specific purpose of making this investment and is lead by Louis Perlman who has been named IBI's new Chairman of the Board.

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Wally  Hunt,  Founder  and  Chairman  of  the  Board Emeritus, commented, "I am personally excited and gratified to have Larry, a creative and marketing veteran, who brings new energy, passion and vitality to the Company."

Louis Perlman, Chairman, said, ``As the new Chairman and on behalf of the Investor, I am excited to be involved with IBI and look forward to the future with a renewed sense of optimism for the Company.''

Based on the success in the US of Harry Potter interactive books produced for Scholastic Inc. and Warner Bros., the Company has increased global market penetration of these titles to include Japan, Germany, Spain, France, Poland, the Netherlands and the U.K.

"The Company will be taking significant restructuring charges and year end adjustments and expects a loss from operations for the 4th quarter and the year ended December 31, 2001, stated Dan Reavis, EVP and CFO. Further, as part of the overall transaction, the Company amended its bank and subordinated debt agreements under which all events of default were waived and the maturity dates for these borrowings extended, provided the Company has received the second funding by January 31, 2002."

Intervisual is the world's leading creator and producer of interactive pop-up and novelty books for children and adults and is a leading independent distributor of videos and DVDs.

This  press  release  contains  forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are subject to risks and uncertainties that could cause actual results to vary materially from those projected in the forward-looking statements. The Company may experience significant fluctuations in future operating results due to a number of economic, competitive and other factors, including, among other things, the size and timing of customer orders, changes in market demand, market acceptance of new products, seasonality in product purchases, changes in foreign exchange rates and others. These factors and others could cause operating results to vary significantly from those in prior periods, and those projected in forward-looking statements. Additional information with respect to these and other factors which could materially affect the Company and its operations are included in the Company's filings with the Securities and Exchange Commission and are incorporated herein.

Contact:
     Intervisual  Books,  Inc.
     Larry  Nusbaum/Dan  P.  Reavis,  310/396-8708